

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 22, 2009

Via U.S. Mail

Mr. Brian A. Lutes
Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40222

      Re: Sypris Solutions, Inc.
              Form 10-K for the Year Ended December 31, 2008
              File No. 000-24020

Dear Mr. Lutes
      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin L. Vaughn
                    Accounting Branch Chief